UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2019
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 4, 2020, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and full year ended December 31, 2019. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 4, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 4, 2020

Exhibit 99.1

QIAGEN reports results for fourth quarter and full-year 2019
● Delivers on Q4 2019 net sales outlook, exceeds on adjusted EPS

◦	Net sales of $413.5 million (+3% actual, +4% CER, vs. ~+3% CER outlook)

◦	Diluted EPS $0.19; adjusted EPS $0.48 ($0.48 CER, +20% CER vs. ~$0.45-0.46 CER outlook)

◦	Adjusted operating income margin rises to 33.5% of sales vs. 29.6% in Q4 2018
● Achieves FY 2019 net sales outlook, exceeds on adjusted EPS

◦	Net sales of $1.53 billion (+2% actual, +4% CER, vs. ~+4% CER outlook)

◦	Net loss per share $0.18; adjusted EPS $1.43 ($1.46 CER, +9% CER vs. ~$1.43-1.44 CER outlook)

◦	Adjusted operating income margin rises to 27.6% of sales vs. 26.9% in 2018
● Provides full-year 2020 outlook for further growth

◦	Net sales growth of ~+3-4% CER, includes reduced sales expectations for China due to business issues from 2019 and lower NGS companion diagnostics project revenues

◦	Adjusted diluted EPS of ~$1.52-1.54 CER, up ~+7% CER at faster pace than sales growth
Venlo, the Netherlands, February 4, 2020 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the fourth quarter and full-year 2019.
“QIAGEN’s performance for the fourth quarter and full-year 2019 delivered on the updated outlook we had set for sales growth, and exceeded the targets set for adjusted earnings,” said Thierry Bernard, Interim CEO and Senior Vice President, Head of Molecular Diagnostics Business Area of QIAGEN.
“We continue to focus on attractive growth opportunities from the Life Sciences to Molecular Diagnostics and are determined to make QIAGEN a stronger and more differentiated leader. We have set balanced targets for 2020 that capitalize on growth opportunities in our Sample to Insight portfolio while acknowledging challenges, in particular the weakness in our China business that began in mid-2019 and expectations for a continued reduction in revenues from companion diagnostic co-development projects due to the 2019 changes in our next-generation sequencing strategy. While we are currently seeing an increase in global demand for instruments and consumables that can be used for infectious disease testing for the coronavirus, we remain cautious and have not included it in our outlook for 2020 given the uncertainties and disruptions to macro business trends in China at this time,” Bernard said.
“We have reallocated resources to support business expansion, while also enabling us to set an outlook for adjusted earnings per share to grow at a significantly faster rate than sales growth. This is supported in particular by the decision to discontinue development of our own NGS instruments but also by the efficiency measures and resulting gains that were announced in 2019,” said Roland Sackers, Chief Financial Officer of QIAGEN. “We are reaffirming our commitment to improving operating efficiencies and to maintaining disciplined capital allocation to support growth and increase returns.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q4			FY
	2019	2018	Change	2019	2018	Change
Net sales	413.5	403.2	3%	1,526.4	1,501.8	2%
			(4% CER)			(4% CER)
Operating income (loss)	80.0	88.3	-9%	(26.1)	266.6	NM
Adjusted operating income	138.6	119.4	16%	421.8	403.3	5%
Net income (loss)	44.9	60.9	-26%	(41.5)	190.4	NM
Adjusted net income	110.1	93.7	18%	332.8	311.9	7%
Diluted EPS / (Net loss per share)(1)	$0.19	$0.26		($0.18)	$0.82
Adjusted diluted EPS(1)	$0.48	$0.40	20%	$1.43	$1.34	7%
	$0.48 CER		20% CER	$1.46 CER		9% CER

Net cash provided by operating activities	109.4	110.5	-1%	330.8	359.5	-8%
Less purchases of property, plant and equipment	(31.6)	(37.4)		(117.9)	(109.8)
Free cash flow	77.9	73.1	7%	212.9	249.7	-15%
Please refer to accompanying tables for reconciliation of reported to adjusted figures.
CER - Constant exchange rates. Tables may have rounding differences. CER sales results (Q4 2019: $417.9 million, FY 2019: $1.566 billion)
(1) Weighted number of diluted shares (Q4 2019: 231.3 million, Q4 2018: 232.4 million); (FY 2019: 232.4 million, FY 2018: 233.5 million).
Reported diluted EPS for FY 2019 based on basic shares of 226.8 million. Percentage changes are to prior-year periods.

Net sales by product category and customer class

	Q4 2019				FY 2019
	Net sales: $413.5 million				Net sales: $1.526 billion
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$364	+6%	+7%	88%	$1,354	+3%	+6%	89%
Instruments	$49	-17%	-16%	12%	$172	-8%	-5%	11%

Molecular Diagnostics(1)	$198	+2%	+3%	48%	$737	+1%	+4%	48%
Life Sciences	$216	+3%	+4%	52%	$789	+2%	+5%	52%
Academia / Applied Testing	$138	+3%	+3%	33%	$487	+2%	+4%	32%
Pharma	$78	+4%	+5%	19%	$302	+4%	+6%	20%
(1) Includes companion diagnostic co-development sales (Q4 2019: $9 million, -55%, -54% CER, FY 2019: $42 million, -28%, -27% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods.

Net sales by geographic region

	Q4 2019				FY 2019
	Net sales: $413.5 million				Net sales: $1.526 billion
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$180	+6%	+7%	44%	$722	+4%	+5%	47%
Europe / Middle East / Africa	$146	+2%	+5%	35%	$487	-1%	+5%	32%
Asia-Pacific / Japan(1)	$87	-4%	-4%	21%	$314	0%	+2%	21%
(1) Asia-Pacific / Japan sales excluding China (Q4 2019: 0%, 0% CER and FY 2019: +2%, +4% CER)
Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.

Fourth quarter 2019 results
Total net sales rose 3% to $413.5 million in the fourth quarter of 2019 from $403.2 million in the same period of 2018. Growth was 4% at constant exchange rates (CER) as currency movements against the U.S. dollar had a negative impact of one percentage point. The acquisition of N-of-One (acquired in January 2019) provided revenues of about $1 million in the fourth quarter of 2019.
Gains in consumables and related sales (+7% CER / 88% of sales) more than outweighed weaker instrument revenues (-16% CER / 12% of sales). Amid solid placements of the QIAsymphony and QIAstat-Dx systems, lower instrument revenues reflected a sharp decline in instrument sales of the GeneReader NGS System as well as a shift to reagent-rental agreements for which revenues are generated through consumables over the rental contract period. The Americas and Europe / Middle East / Africa regions grew at solid single-digit CER rates, while the Asia-Pacific / Japan region fell 4% CER due to an ongoing decline in China, mainly due to a slowdown in orders from distributors and the end of the China NGS joint venture, and weaker sales trends in Japan. Among the customer classes, Molecular Diagnostics (+3% CER / 48% of sales) was fueled by double-digit CER gains in consumables for use in universal NGS applications, along with solid gains in consumables used for Precision Medicine and companion diagnostics. Sales of the QuantiFERON-TB test rose 1% CER on a combined high-single-digit CER growth rate in the Americas and EMEA regions but lower sales in Asia, particularly due to China and Japan. Revenues from companion diagnostic co-development projects (-54% CER / $9 million) declined sharply as expected due to the decision to end companion diagnostic projects based on the GeneReader system in light of the new clinical NGS agreement with Illumina announced in October 2019. Sales in Life Sciences (+4% CER / 52% of sales) benefited from good CER gains in consumables and related revenues, in particular from the universal NGS portfolio, the QIAcube Connect instrument and QIAGEN Digital Insights as well as the Americas region, which more than offset lower instrument sales. Pharma (+5% CER / 19% of sales) was led by high-single-digit CER growth in the Americas and Asia-Pacific / Japan regions, while Academia / Applied Testing (+3% CER / 33% of sales) also showed solid growth trends in the Americas, in particular the U.S., against a softer performance in the EMEA region.
Operating income declined to $80.0 million in the fourth quarter of 2019 from $88.3 million in the same period of 2018. Results for the fourth quarter included pre-tax charges of $24.9 million related to the decision announced in October 2019 to discontinue NGS instrument development programs and prioritize resource allocation. Adjusted operating income - which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring - rose 16% to $138.6 million (33.5% of sales) in the fourth quarter of 2019 from $119.4 million (29.6% of sales) in the 2018 period.

Net income was $44.9 million in the fourth quarter of 2019, or $0.19 per diluted share (based on 231.3 million diluted shares), compared to $60.9 million, or $0.26 per diluted share (based on 232.4 million diluted shares) in the same period of 2018. Adjusted net income rose to $110.1 million, or $0.48 per diluted share ($0.48 CER), from $93.7 million, or $0.40 per diluted share, in the prior-year quarter. Results for the fourth quarter of 2019 included an after-tax charge of $0.12 per share (based on 231.3 million diluted shares) for restructuring measures.
Full-year 2019 results
Total net sales grew 2% at actual rates to $1.526 billion in 2019 compared to $1.502 billion in 2018, and rose 4% CER as currency movements against the U.S. dollar had a negative impact of two percentage points. The acquisition of N-of-One provided revenues of about $5 million for full-year 2019.
Operating loss was $26.1 million in 2019 compared to operating income of $266.6 million in 2018. Results in 2019 included $301.8 million of pre-tax charges related to the decision to discontinue NGS instrument development programs and prioritize resources. Adjusted operating income - which excludes purchased intangibles amortization, long-lived asset impairments and other items such as business integration, acquisition-related costs, litigation costs and restructuring - rose 5% to $421.8 million (27.6% of sales) from $403.3 million (26.9% of sales) in 2018.
The net loss for 2019 was $41.5 million, or a net loss of $0.18 per share (based on 226.8 million basic shares) compared to net income for 2018 of $190.4 million, or $0.82 per diluted share (based on 233.5 million diluted shares). Adjusted net income for 2019 was $332.8 million, or $1.43 per diluted share ($1.46 CER), compared to $311.9 million, or $1.34 per diluted share, in 2018. Results for the 2019 period included an after-tax charge of $1.01 per share (based on 232.4 million diluted shares) for the restructuring measures.
Balance sheet and cash flows
At December 31, 2019, cash, cash equivalents and restricted cash were $629.4 million compared to $1.16 billion at December 31, 2018. Net cash provided by operating activities in 2019 was $330.8 million compared to $359.5 million in the year-ago period. Free cash flow was $212.9 million compared to $249.7 million, as purchases of Property, Plant and Equipment rose to $117.9 million (7.7% of sales) from $109.8 million (7.3% of sales) in 2018. Net cash used in investing activities was $222.3 million in 2019, including $125.0 million for the acquisition of digital PCR assets, compared to $211.4 million in 2018. Net cash used in financing activities was $639.1 million for 2019, which included $430.0 million for redemption of the 2019 convertible notes, $73.0 million in repayments during the fourth quarter for a tranche of the U.S. private placement and $74.4 million for share repurchases. This compares to net cash provided by financing activities of $360.4 million in 2018, which included $494.9 million from debt issuances during the year, partially offset by $104.7 million for share repurchase programs.
Sample to Insight portfolio update
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
The QIAsymphony automation system surpassed 2,500 cumulative placements at the end of 2019, supporting solid single-digit CER growth in related consumables. QIAGEN is adding applications to this modular system, including a newly launched kit to automate microbiome sample preparation, further confirming QIAGEN's leadership in sample technologies.

•
Automation of QuantiFERON-TB Gold Plus (QFT-Plus) on DiaSorin's widely used LIAISON platforms gained U.S. regulatory approval in November 2019, and the two companies launched U.S. commercial activities for this new processing option.

•	QIAGEN's next-generation sequencing (NGS) solutions continued to expand in 2019, with sales totaling over $180 million.

•
The QIAstat-Dx system is approaching 1,000 cumulative placements and reached $15 million of sales in 2019. The U.S. submission for regulatory approval of a new gastrointestinal panel was completed in late 2019, while a new meningitis panel remains on track for launch in Europe in the first half of 2020.

•
More than 660 placements of the QIAcube Connect low-throughput sample processing instrument were completed in 2019, primarily targeting Life Sciences customers. The new automation solution builds on over 8,000 placements of the first-generation QIAcube system. The QIAcube connect and QIAsymphony automation systems together provide a full range of options for sample processing.

•
The launch of QIAcuity, the new nanoplate-based digital PCR system, is on track for mid-2020. QIAGEN is developing this series of differentiated new platforms to make cost-efficient, highly versatile digital PCR technology available to Life Sciences laboratories worldwide.

•
In Precision Medicine, a new collaboration with Amgen was announced in January 2020 with the aim to develop tissue-based companion diagnostics for Amgen's investigational new therapy in non-small cell lung cancer targeting KRAS G12C, a genetic mutation and common cause of cancer.

•	Late in the fourth quarter, QIAGEN completed the divestment of its NeXtal Biotechnologies line of structural biology products, which had sales of less than $5 million in 2019.
Measures to prioritize resource allocation implemented
QIAGEN implemented a set of initiatives announced in October 2019 as part of a new orientation for the NGS portfolio and measures to prioritize resource allocation. These steps include a new 15-year partnership with Illumina to broaden the global availability and use of NGS-based in vitro diagnostic (IVD) kits to deliver insights for clinical decision-making, including companion diagnostics for precision medicine. QIAGEN also announced in October that it was discontinuing development of new NGS instruments and implementing other measures, resulting in a pre-tax charge of $276.8 million in operating results (net loss of $0.89 per share) for the third quarter of 2019, and a pre-tax charge of $24.9 million in operating results (net loss of $0.12 per share) for the fourth quarter of 2019. QIAGEN currently anticipates additional pre-tax charges of about $20 million in the first half of 2020 from these measures.
Outlook
QIAGEN announced its outlook for full-year 2020, with net sales expected to grow about 3-4% CER and adjusted diluted EPS to be about $1.52-1.54 CER per share. The sales outlook takes into consideration overall growth in QIAGEN’s Sample to Insight portfolio, offset by significant headwinds from an anticipated double-digit CER decline in companion diagnostic co-development revenues due to the new orientation for QIAGEN’s NGS strategy announced in October 2019. The outlook also takes into consideration expectations for lower sales in China in the first half of 2020 mainly due to the slowdown in orders from distributors that began in mid-2019 and the end of the China NGS joint venture announced in 2019. It does not take into account any exceptional sales of products that can be used for testing related to efforts to contain the coronavirus outbreak. This outlook also does not take into consideration any future acquisitions, including the potential acquisition of the remaining stake in NeuMoDx Molecular, Inc., for approximately $234 million through an option that expires in mid-2020.
Based on exchange rates as of January 31, 2020, currency movements against the U.S. dollar are expected to create an adverse impact of about one percentage point on net sales growth at actual rates for full-year 2020, and an adverse impact of $0.01 per share on adjusted EPS.

For the first quarter of 2020, net sales are expected to grow about 2-3% CER. Adjusted diluted EPS is expected to be $0.28-0.29 CER. Based on exchange rates as of January 31, 2020, currency movements against the U.S. dollar are expected to create an adverse impact of about 1-2 percentage points on net sales growth at actual rates, and an adverse impact of up to $0.01 per share on adjusted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call is planned for Wednesday February 5, 2020, at 15:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2019, QIAGEN employed approximately 5,100 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected net sales, net sales of particular products (including anticipated sales of its QFT-Plus test for latent TB, its portfolio of next generation sequencing solutions and QIAstat-Dx), net sales in particular geographies, adjusted net sales, adjusted diluted earnings per share results, product launches (including anticipated launches of next generation sequencing solutions, the QIAstat-Dx syndromic testing platform, a gastrointestinal panel in the U.S., and a CE-IVD marked panel for meningitis), development of tissue-based companion diagnostics for Amgen’s investigational new oncology therapy, placements of QIAsymphony modular PCR instruments, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in its portfolio and share repurchase commitments, plans to shift our Global Operations organization to a regional manufacturing structure, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, and plans to take further pre-tax charges in 2020 related to the project announced in Q3 2019, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, or other force majeure events; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).
Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Associate Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2019	2018
Net sales	413,472	403,173
Cost of sales:
Cost of sales	117,698	125,311
Acquisition-related intangible amortization	16,209	13,108
Total cost of sales	133,907	138,419
Gross profit	279,565	264,754
Operating expenses:
Research and development	33,988	40,667
Sales and marketing	98,316	97,876
General and administrative	25,284	23,291
Acquisition-related intangible amortization	5,827	9,436
Restructuring, acquisition, integration and other, net	34,960	5,189
Long-lived asset impairments	1,201	22
Total operating expenses	199,576	176,481
Income from operations	79,989	88,273
Other income (expense):
Interest income	4,197	5,764
Interest expense	(18,321)	(20,183)
Other income (expense), net	3,074	(5,421)
Total other expense	(11,050)	(19,840)
Income before income taxes	68,939	68,433
Income taxes	24,007	7,483
Net income	44,932	60,950

Diluted net income per common share	$0.19	$0.26
Diluted net income per common share (adjusted)	$0.48	$0.40

Diluted shares used in computing diluted net income per common share	231,346	232,357

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2019	2018
Net sales	1,526,424	1,501,848
Cost of sales:
Cost of sales	449,651	444,165
Acquisition-related intangible amortization	71,511	56,723
Total cost of sales	521,162	500,888
Gross profit	1,005,262	1,000,960
Operating expenses:
Research and development	157,448	161,852
Sales and marketing	391,906	392,281
General and administrative	112,262	104,568
Acquisition-related intangible amortization	29,973	39,032
Restructuring, acquisition, integration and other, net	199,778	28,659
Long-lived asset impairments	140,031	7,987
Total operating expenses	1,031,398	734,379
(Loss) income from operations	(26,136)	266,581
Other income (expense):
Interest income	22,113	20,851
Interest expense	(74,185)	(67,293)
Other income, net	432	5,598
Total other expense	(51,640)	(40,844)
(Loss) income before income taxes	(77,776)	225,737
Income taxes	(36,321)	35,357
Net (loss) income	(41,455)	190,380

Diluted net (loss) income per common share(1)	$(0.18)	$0.82
Diluted net income per common share (adjusted)(1)	$1.43	$1.34

Diluted shares used in computing diluted net income per common share	232,420	233,456

(1) Reported diluted net loss per common share based on basic shares for FY 2019 of 226.8 M. Adjusted diluted EPS calculated using 232.4 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended December 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	413.5	279.6	80.0	68.9	(24.0)	35%	44.9	$0.19
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.4	11.7	11.7	(3.2)		8.5	0.04
2019 restructuring measures	—	—	24.9	24.9	2.3		27.2	0.12
Purchased intangibles amortization	—	16.2	22.0	22.0	(5.6)		16.4	0.07
Non-cash interest expense charges	—	—	—	9.5	—		9.5	0.04
Other special income and expense items	—	—	—	(2.2)	5.8		3.6	0.02
Total adjustments	—	16.6	58.6	65.9	(0.7)		65.2	0.29
Adjusted results	413.5	296.2	138.6	134.7	(24.7)	18%	110.1	$0.48

* Using 231.3 M diluted shares.

Three months ended December 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS
Reported results	403.2	264.8	88.3	68.4	(7.5)	11%	61.0	$0.26
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	3.4	8.6	8.6	(2.4)		6.3	0.03
Purchased intangibles amortization	—	13.1	22.5	22.5	(5.8)		16.7	0.07
Non-cash interest expense charges	—	—	—	10.7	—		10.7	0.05
Other special income and expense items	—	—	—	4.1	(5.0)		(0.9)	0.00
Total adjustments	—	16.5	31.1	46.0	(13.2)		32.8	0.15
Adjusted results	403.2	281.3	119.4	114.4	(20.7)	18%	93.7	$0.40

* Using 232.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Twelve months ended December 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	1,526.4	1,005.3	(26.1)	(77.8)	36.3	47%	(41.5)	$(0.18)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	6.6	44.7	44.7	(12.1)		32.6	0.14
2019 restructuring measures	—	—	301.8	306.5	(72.4)		234.1	1.01
Purchased intangibles amortization	—	71.5	101.5	101.5	(25.9)		75.6	0.33
Non-cash interest expense charges	—	—	—	40.0	—		40.0	0.17
Other special income and expense items	—	—	—	(5.4)	(2.6)		(8.0)	(0.03)
Total adjustments	—	78.1	447.9	487.3	(113.0)		374.3	1.62
Adjusted results	1,526.4	1,083.4	421.8	409.6	(76.7)	19%	332.8	$1.43

* Reported Diluted EPS does not consider dilutive shares in the twelve months ended December 31, 2019 as those shares would be antidilutive. Basic shares for FY 2019 were 226.8 M. Impact of adjustments and Adjusted Diluted EPS were calculated using 232.4 M diluted shares

Twelve months ended December 31, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,501.8	1,001.0	266.6	225.7	(35.4)	16%	190.4	$0.82
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	4.3	41.0	41.0	(11.0)		29.9	0.13
Purchased intangible amortization	—	56.7	95.8	95.8	(24.8)		71.0	0.30
Non-cash interest expense charges	—	—	—	35.6	—		35.6	0.15
Other special income and expense items	—	—	—	(12.6)	(2.4)		(15.0)	(0.06)
Total adjustments	0.1	61.0	136.7	159.8	(38.2)		121.5	0.52
Adjusted results	1,501.9	1,062.0	403.3	385.5	(73.6)	19%	311.9	$1.34

* Using 233.5 M diluted shares
Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2019	December 31, 2018
Assets	(unaudited)
Current assets:
Cash and cash equivalents	623,647	1,159,079
Restricted cash	5,743	—
Short-term investments	129,586	234,606
Accounts receivable, net	385,117	351,612
Income taxes receivable	42,119	34,936
Inventories, net	170,704	162,912
Fair value of derivative instruments - current	107,868	102,754
Prepaid expenses and other current assets	105,464	109,161
Total current assets	1,570,248	2,155,060
Long-term assets:
Property, plant and equipment, net	455,243	511,659
Goodwill	2,140,503	2,108,536
Intangible assets, net	632,434	475,043
Deferred income taxes	56,542	42,896
Fair value of derivative instruments - long-term	192,266	295,363
Other long-term assets	188,380	159,775
Total long-term assets	3,665,368	3,593,272
Total assets	5,235,616	5,748,332
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	285,244	503,116
Accounts payable	84,767	69,415
Fair value of derivative instruments - current	103,175	106,594
Accrued and other current liabilities	444,303	263,017
Income taxes payable	33,856	30,047
Total current liabilities	951,345	972,189
Long-term liabilities:
Long-term debt, net of current portion	1,421,108	1,671,090
Deferred income taxes	23,442	63,411
Fair value of derivative instruments - long-term	196,929	317,393
Other long-term liabilities	106,201	89,279
Total long-term liabilities	1,747,680	2,141,173
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,777,017	1,742,191
Retained earnings	1,178,457	1,379,624
Accumulated other comprehensive loss	(309,619)	(310,644)
Less treasury stock, at cost — 3,077 and 5,320 shares in 2019 and 2018, respectively	(111,966)	(178,903)
Total equity	2,536,591	2,634,970
Total liabilities and equity	5,235,616	5,748,332

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Twelve months ended December 31,
(In $ thousands)	2019	2018
Cash flows from operating activities:
Net (loss) income	(41,455)	190,380
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	231,458	206,436
Non-cash impairments	144,830	17,020
Amortization of debt discount and issuance costs	40,763	35,537
Share-based compensation expense	65,893	40,113
Deferred income taxes	(55,362)	(23,272)
Loss (gain) on marketable securities	2,867	(2,725)
Reversals of contingent consideration	(10,433)	—
Other items, net including fair value changes in derivatives	(3,394)	(8,834)
Net changes in operating assets and liabilities:
Accounts receivable	(39,578)	(41,813)
Inventories	(30,028)	(36,918)
Prepaid expenses and other current assets	18,626	(9,942)
Other long-term assets	(1,406)	(30,312)
Accounts payable	9,252	6,993
Accrued and other current liabilities	19,913	(13,317)
Income taxes	(6,782)	14,239
Other long-term liabilities	(14,321)	15,911
Net cash provided by operating activities	330,843	359,496
Cash flows from investing activities:
Purchases of property, plant and equipment	(117,950)	(109,773)
Purchases of intangible assets	(156,934)	(40,990)
Purchases of investments, net	(5,170)	(9,398)
Cash paid for acquisitions, net of cash acquired	(68,058)	(172,832)
Purchases of short-term investments	(293,959)	(568,002)
Proceeds from redemptions of short-term investments	396,098	691,765
Proceeds from divestiture	1,000	16,394
Cash received (paid) for collateral asset	22,685	(3,461)
Other investing activities	10	(15,059)
Net cash used in investing activities	(222,278)	(211,356)
Cash flows from financing activities:
Proceeds from issuance of cash convertible notes, net of issuance costs	—	494,879
Purchase of call option related to cash convertible notes	—	(97,277)
Proceeds from issuance of warrants, net of issuance costs	—	72,406
Repayment of long-term debt	(506,400)	—
Principal payments on capital leases	—	(1,308)
Proceeds from issuance of common shares	2,075	4,412
Tax withholding related to vesting of stock awards	(49,998)	—
Purchase of treasury shares	(74,450)	(104,685)
Other financing activities	(10,307)	(8,019)
Net cash (used in) provided by financing activities	(639,080)	360,408
Effect of exchange rate changes on cash, cash equivalents and restricted cash	826	(7,183)
Net (decrease) increase in cash, cash equivalents and restricted cash	(529,689)	501,365
Cash and cash equivalents, beginning of period	1,159,079	657,714
Cash, cash equivalents and restricted cash, end of period	629,390	1,159,079

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	330,843	359,496
Purchases of property, plant and equipment	(117,950)	(109,773)
Free Cash Flow	212,893	249,723
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.